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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9
                               (AMENDMENT NO. 1)

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                                 ACORDIA, INC.
                           (NAME OF SUBJECT COMPANY)

                                 ACORDIA, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                            ------------------------

                                   004929 105
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                            ------------------------

                            ERNEST J. NEWBORN, JR.,
                 VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                                 ACORDIA, INC.
                              120 MONUMENT CIRCLE
                          INDIANAPOLIS, INDIANA 46204
                                 (317) 488-6666
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
     NOTICE AND COMMUNICATION ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                WITH COPIES TO:

                           JONATHAN L. FREEDMAN, ESQ.
                                DEWEY BALLANTINE
                          1301 AVENUE OF THE AMERICAS
                            NEW YORK, NY 10019-6092
                                 (212) 259-8000

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     Acordia, Inc. (the "Company") hereby amends and supplements its
Solicitation/Recommendation Statement on Schedule 14D-9 originally filed on June 6, 1997 (the "Statement") relating to a tender offer by AICI Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Anthem Insurance Companies, Inc., an Indiana mutual insurance company, disclosed in a Tender Offer Statement on Schedule 14D-1 dated June 6, 1997 to purchase any and all of the outstanding shares of common stock, par value $1.00 per share, of the Company at a price of $40.00 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 6, 1997 and the related Letter of Transmittal. Capitalized terms used herein but not otherwise defined shall have the meanings assigned to them in the Statement.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT
  NO.
--------
  (a)(1)    Offer to Purchase dated June 6, 1997.
  (a)(2)    Letter of Transmittal dated June 6, 1997.
  (a)(3)    Text of Press Release dated June 2, 1997.
  (a)(4)    Fairness Opinion of Alex. Brown & Sons, Incorporated dated May 30, 1997.
  (a)(5)    Letter to Acordia, Inc. Stockholders, dated June 6, 1997.
  (c)(1)    Agreement and Plan of Merger dated as of June 2, 1997, by and among Acordia,
            Inc., Anthem Insurance Companies, Inc. and AICI Acquisition Corp.
  (c)(2)    Portions of Acordia, Inc.'s Proxy Statement dated April 11, 1997, for the Acordia
            1997 Annual Meeting of Stockholders.
  (c)(3)    Acordia, Inc. 1992 Stock Compensation Plan.
  (c)(4)    Acordia, Inc. Directors Stock Compensation Plan.
  (c)(5)    Acordia, Inc. Directors Deferred Compensation Plan.
  (c)(6)    Acordia 401(k) Long Term Savings Investment Plan, as amended to date.
  (c)(7)    Transaction Agreement dated February 17, 1997, by and between Acordia, Inc. and
            Frank C. Witthun.
  (c)(8)    Transaction Agreement dated February 28, 1997, by and between Acordia, Inc. and
            John J. O'Connor.
  (c)(9)    Transaction Agreement dated February 28, 1997, by and between Acordia, Inc. and
            Ernest J. Newborn.
 (c)(10)    Transaction Agreement dated February 28, 1997, by and between Acordia, Inc. and
            Keith A. Maib.
 (c)(11)    Transaction Agreement dated February 28, 1997, by and between Acordia, Inc. and
            Robert C. Nevins.
 (c)(12)    Transaction Agreement dated February 28, 1997, by and between Acordia, Inc. and
            Daniel W. Kendall.
 (c)(13)    Transaction Agreement dated March 17, 1997, by and between Acordia, Inc. and
            Michael B. Henning.
 (c)(14)    Employment Agreement dated June 1, 1994, by and between Acordia, Inc. and Ernest
            J. Newborn.
 (c)(15)    Employment Agreement dated January 1, 1994, by and between Acordia, Inc. and John
            J. O'Connor.
 (c)(16)    Complaint filed in Crandon Capital Partners v. Acordia, Inc. et. al (Del. Ch.
            June 4, 1997).
 (c)(17)    Complaint filed in Sherry Levinson v. Acordia, Inc. et. al. and Anthem Insurance
            Companies, Inc. (Del. Ch. June 4, 1997).
*(c)(18)    Notice regarding the Acordia, Inc. Producers Deferred Compensation & Equity Plan.
*(c)(19)    Notice regarding the Anthem, Acordia and ABI 401(k) Plans.

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* Material filed herewith.

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

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          ACORDIA, INC.

                                          By: /s/ FRANK C. WITTHUN
                                            ------------------------------------
                                            Name: Frank C. Witthun
                                            Title:   President and Chief
                                                 Executive Officer

Dated: June 13, 1997

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                                 EXHIBIT INDEX

                                                                                     SEQUENTIALLY
 EXHIBIT                                                                               NUMBERED
  NUMBER                                  DESCRIPTION                                    PAGE
----------   ----------------------------------------------------------------------  ------------
(a)(1)       Offer to Purchase dated June 6, 1997..................................
(a)(2)       Letter of Transmittal dated June 6, 1997..............................
(a)(3)       Text of Press Release dated June 2, 1997..............................
(a)(4)       Fairness Opinion of Alex. Brown & Sons, Incorporated dated May 30,
             1997..................................................................
(a)(5)       Letter to Acordia, Inc. Stockholders dated June 6, 1977...............
(c)(1)       Agreement and Plan of Merger dated as of June 2, 1997, by and among
             Acordia, Inc., Anthem Insurance Companies, Inc. and AICI Acquisition
             Corp..................................................................
(c)(2)       Portions of Acordia Inc.'s Proxy Statement dated April 11, 1997, for the Acordia 1997 Annual Meeting of Stockholders.......................
(c)(3)       Acordia, Inc. 1992 Stock Compensation Plan............................
(c)(4)       Acordia, Inc. Directors Stock Compensation Plan.......................
(c)(5)       Acordia, Inc. Directors Deferred Compensation Plan....................
(c)(6)       Acordia 401(k) Long Term Savings Investment Plan, as amended to date..................................................................
(c)(7)       Transaction Agreement dated February 17, 1997, by and between Acordia,
             Inc. and Frank C. Witthun.............................................
(c)(8)       Transaction Agreement dated February 28, 1997, by and between Acordia,
             Inc. and John J. O'Connor.............................................
(c)(9)       Transaction Agreement dated February 28, 1997, by and between Acordia,
             Inc. and Ernest J. Newborn............................................
(c)(10)      Transaction Agreement dated February 28, 1997, by and between Acordia,
             Inc. and Keith A. Maib................................................
(c)(11)      Transaction Agreement dated February 28, 1997, by and between Acordia,
             Inc. and Robert C. Nevins.............................................
(c)(12)      Transaction Agreement dated February 28, 1997, by and between Acordia,
             Inc. and Daniel W. Kendall............................................
(c)(13)      Transaction Agreement dated March 17, 1997, by and between Acordia,
             Inc. and Michael B. Henning...........................................
(c)(14)      Employment Agreement dated June 1, 1994, by and between Acordia, Inc.
             and Ernest J. Newborn.................................................
(c)(15)      Employment Agreement dated January 1, 1994, by and between Acordia,
             Inc. and John J. O'Connor.............................................
(c)(16)      Complaint filed in Crandon Capital Partners v. Acordia, Inc. et al.
             (Del. Ch. June 4, 1997)...............................................
(c)(17)      Complaint filed in Sherry Levinson v. Acordia, Inc. et al. and Anthem
             Insurance Companies, Inc. (Del. Ch. June 4, 1997).....................
*(c)(18)     Notice regarding the Acordia, Inc. Producers Deferred Compensation &
             Equity Plan.
*(c)(19)     Notice regarding the Anthem, Acordia and ABI 401(k) Plans.

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* Material filed herewith.